Mail Stop 6010						August 17, 2006




Debra L. Towsley
President and Principal Executive Officer
MEDirect Latino, Inc.
2101 West Atlantic Boulevard, Suite 101
Pompano, Florida 33069

	Re:	MEDirect Latino, Inc.
		Form 10
		File No. 0-51795

Dear Ms. Towsley:

	We understand the registrant has provided prospective market makers for your common stock with copies of a detailed business plan.
Please provide the staff supplementally with copies of the materials provided to the prospective market makers. We may have additional comments after our consideration and review of these materials.

	Please contact John Krug at (202) 551-3862 or me at (202)
551-
3715 with any questions concerning this matter.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc: Joseph I. Emas, Esq.
Ms. Debra L. Towsley
MEDirect Latino, Inc.
March 6, 2006
Page 1